Exhibit 1

U.S. GAAP

August 4, 2004

Condensed Statements of Consolidated Financial Results
For the Three Months Ended June 30, 2004

Company Name:	NISSIN CO., LTD. (URL: http://www.nissin-f.co.jp/)
Stock Exchange Listings:	Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading Symbol: NIS)
Location of Head Office:	Tokyo and Ehime
President:	Kunihiko Sakioka, Representative Director
Inquiries:	Hitoshi Higaki, Managing Director and General Manager of Operations Control Division (Tel: +81-3-3348-2424)
Application of different accounting principles from those used in the previous fiscal year:	None
Application of GAAP:	U.S. GAAP

U.S. GAAP

Summary of Consolidated Financial Results for the Three Months Ended June 30, 2003 and 2004, and for the Year Ended March 31, 2004

1.	Consolidated Operating Results

	Millions of Yen Except Percentages
	Three Months Ended June 30,				Year Ended March 31,
		Rate of		Rate of		Rate of
	2003	Change	2004	Change	2004	Change

Gross revenue	¥10,330	7.57%	¥12,462	20.64%	¥40,945	2.16%
Income before income taxes	2,560	16.47	5,937	131.91	10,659	17.13
Net income	1,456	18.66	3,385	132.49	6,077	17.41

	Yen
	Three Months Ended June 30,		Year Ended March 31,
	2003	2004	2004

Net income per share:
Basic	¥5.76	¥13.38	¥24.37
Diluted	5.32	12.23	22.46

Notes:	(1)	Net losses from equity-method affiliates were ¥17 million for the three months ended June 30, 2003, ¥46 million for the three months ended June 30, 2004, and ¥183 million for the year ended March 31, 2004.

	(2)	The weighted-average numbers of outstanding shares were 252,973,576 shares for the three months ended June 30, 2003, 252,895,824 shares for the three months ended June 30, 2004 and 249,359,664 shares for the year ended March 31, 2004.

	(3)	On May 20, 2004, NISSIN completed a two-for-one stock split. All share information disclosed above has been retrospectively adjusted to reflect the stock split. (4) The percentages indicated in the rows for gross revenue, income before income taxes and net income represent the rates of increase from the respective figures for the corresponding period of the previous year.

2.	Consolidated Balance Sheet Highlights

	Millions of Yen Except Per Share Data and Percentages
	June 30,		March 31,
	2003	2004	2004

Total assets	¥200,520	¥199,904	¥210,268
Shareholders’ equity	46,773	61,883	54,297
Shareholders’ equity per share (Yen)	184.89	244.53	215.08
Shareholders’ equity ratio (%)	23.33%	30.96%	25.82%

Notes:	(1)	There were 252,976,576 outstanding shares at June 30, 2003, 253,074,248 outstanding shares at June 30, 2004 and 252,456,334 outstanding shares at March 31, 2004.

(2)	On May 20, 2004, NISSIN completed a two-for-one stock split. All share information disclosed above has been retrospectively adjusted to reflect the stock split.

3.	Consolidated Cash Flows

	Millions of Yen
	Three Months Ended June 30,		Year Ended March 31,
	2003	2004	2004

Net cash provided by operating activities	¥3,874	¥2,947	¥21,942
Net cash (used in) provided by investing activities	(824)	36,183	(18,301)
Net cash used in financing activities	(6,257)	(21,317)	(7,010)
Cash and cash equivalents at end of period	20,405	38,056	20,243

U.S. GAAP

4.	Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries:	7 companies
Non-consolidated subsidiaries accounted for under the equity method:	None
Affiliates accounted for under the equity method:	3 companies

5.	Change in the Scope of Consolidation and Application of the Equity Method

Newly consolidated subsidiaries:	1 company
Formerly consolidated subsidiaries:	None
Affiliates newly accounted for under the equity method:	None
Affiliates formerly accounted for under the equity method:	1 company

U.S. GAAP

CONSOLIDATED FINANCIAL STATEMENTS

1.	CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	Three Months Ended			Three Months
	June 30,			Ended June 30,
	2003	2004	Change	2004

Interest income:
Loans	¥9,843	¥8,311	¥(1,532)	$76,649
Other	395	659	264	6,078

Total interest income	10,238	8,970	(1,268)	82,727

Interest expense:
Borrowings	952	823	(129)	7,590
Other	22	30	8	277

Total interest expense	974	853	(121)	7,867

Net interest income	9,264	8,117	(1,147)	74,860

Provision for loan losses	3,718	2,136	(1,582)	19,699

Net interest income after provision for loan losses	5,546	5,981	435	55,161

Non-interest income:
Gain on sale of loans receivable	—	3,327	3,327	30,683
Gain on sale of investment securities, net	4	18	14	166
Guarantee fees received, net	43	110	67	1,014
Equity losses in affiliates, net	(17)	(46)	(29)	(424)
Rents, dividends and other	62	83	21	765

Total non-interest income	92	3,492	3,400	32,204

Non-interest expense:
Salaries and employee benefits	1,723	1,694	(29)	15,623
Occupancy, furniture and equipment	500	535	35	4,934
Advertising	33	29	(4)	267
Other general and administrative expenses	895	1,232	337	11,362
(Gain) losses on sale and impairment of long-lived assets, net	(92)	8	100	74
Other	19	25	6	231
Minority interests	—	13	13	120

Total non-interest expense	3,078	3,536	458	32,611

Income before income taxes	2,560	5,937	3,377	54,754

Income taxes	1,104	2,552	1,448	23,536

Net income	¥1,456	¥3,385	¥1,929	$31,218

			U.S. Dollars
	Yen		(Note 1)
Per share data	2003	2004	2004

Net income — basic	¥5.76	¥13.38	$0.12
— diluted	5.32	12.23	0.11

	Thousands of Shares		Thousands of Shares
Weighted average shares outstanding	2003	2004	2004

Basic	252,974	252,896	252,896
Diluted	278,452	278,871	278,871

See accompanying summary of significant accounting polices and other notes to consolidated financial statements.

U.S. GAAP

2.	CONSOLIDATED BALANCE SHEETS

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)
	March 31, 2004	June 30, 2004	June 30, 2004

	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	¥20,243	¥38,056	$350,973
Deposit of restricted cash in bank	435	575	5,303
Loans receivable, net	166,890	127,952	1,180,042
Purchased loans receivable, net	4,342	3,922	36,171
Interest receivable	1,060	751	6,926
Property and equipment:
Land	356	356	3,283
Buildings and structures	1,094	1,122	10,348
Equipment and software	5,253	5,889	54,312

	6,703	7,367	67,943
Accumulated depreciation and amortization	(2,363)	(2,243)	(20,686)

	4,340	5,124	47,257

Investment securities	9,174	18,491	170,534
Investment in affiliates	496	400	3,689
Deferred income taxes	579	—	—
Other assets	2,709	4,633	42,728

Total assets	¥210,268	¥199,904	$1,843,623

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	¥5,563	¥6,119	$56,433
Accrued income taxes	2,758	2,555	23,564
Accrued expenses	623	365	3,366
Long-term borrowings	142,577	121,180	1,117,587
Capital lease obligations	2,058	2,475	22,826
Accrued retirement benefits	334	334	3,080
Deferred income taxes	—	2,573	23,730
Other liabilities	1,897	2,245	20,705

Total liabilities	155,810	137,846	1,271,291

Minority interests	161	175	1,614

Commitments and contingencies (Note 10)

Shareholders’ equity:
Common stock	7,218	7,245	66,817
Additional paid-in capital	9,092	9,123	84,137
Retained earnings	38,351	41,136	379,378
Cumulative other comprehensive income	3,371	8,020	73,965
Less treasury stock, at cost	(3,735)	(3,641)	(33,579)

Total shareholders’ equity	54,297	61,883	570,718

Total liabilities and shareholders’ equity	¥210,268	¥199,904	$1,843,623

See accompanying summary of significant accounting polices and other notes to consolidated financial statements.

U.S. GAAP

3.	CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)
	Three Months Ended		Three Months Ended
	June 30,		June 30,
	2003	2004	2004

Operating Activities
Net income	¥1,456	¥3,385	$31,218
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	3,718	2,136	19,699
Gain on sale of loans receivable	—	(3,327)	(30,683)
Depreciation and amortization	215	249	2,296
Amortization of debt issuance costs	67	57	526
Amortization of loan origination costs	195	202	1,863
Gain on sale of investment securities, net	(4)	(18)	(166)
Equity losses in affiliates, net	17	46	424
(Gain) losses on sale and impairment of long-lived assets, net	(92)	8	74
Minority interests	—	13	120
Changes in assets and liabilities:
Interest receivable	55	309	2,850
Accrued income taxes and expenses	(1,976)	(461)	(4,252)
Other liabilities	223	348	3,210

Net cash provided by operating activities	3,874	2,947	27,179

Investing Activities
Proceeds from sale of loans receivable	—	32,943	303,818
Loans receivable, net	(1,292)	6,858	63,248
Purchases of distressed loans	(687)	(266)	(2,453)
Proceeds from principal collections of distressed loans	471	493	4,547
Purchases of property and equipment	(40)	(419)	(3,864)
Proceeds from sale of property and equipment	357	3	28
Purchases of investment securities	(304)	(1,483)	(13,677)
Proceeds from sale of investment securities	768	35	323
Changes in other assets	(97)	(1,981)	(18,271)

Net cash (used in) provided by investing activities	(824)	36,183	333,699

Financing Activities
Proceeds from short-term borrowings	3,900	10,075	92,917
Repayment of short-term borrowings	(4,600)	(9,200)	(84,847)
Proceeds from long-term borrowings	12,900	8,100	74,703
Repayment of long-term borrowings	(17,750)	(29,497)	(272,037)
Restricted deposit	5	(140)	(1,291)
Payment of capital lease obligations	(186)	(208)	(1,918)
Repurchases of stock warrants	(2)	—	—
Proceeds from exercise of stock warrants	—	44	406
Purchases of treasury stock	—	(1)	(9)
Proceeds from sales of treasury stock	14	109	1,005
Dividends paid	(538)	(600)	(5,535)
Proceeds from issuance of new shares by subsidiaries	—	1	9

Net cash used in financing activities	(6,257)	(21,317)	(196,597)

Net (decrease) increase in cash and cash equivalents	(3,207)	17,813	164,281
Cash and cash equivalents at beginning of period	23,612	20,243	186,692

Cash and cash equivalents at end of period	¥20,405	¥38,056	$350,973

See accompanying summary of significant accounting polices and other notes to consolidated financial statements.

U.S. GAAP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS ORGANIZATION AND BASIS OF PRESENTATION

NISSIN CO., LTD. (“NISSIN”) was incorporated in 1960 in Ehime Prefecture, western Japan, and has expanded nationwide. NISSIN and its subsidiaries operate only in Japan. NISSIN currently maintains head offices in Tokyo and in the City of Matsuyama, Ehime Prefecture, Japan. Because of its concentration in lending and funding in Japan, NISSIN is exposed to negative changes in the Japanese economy and stability of its borrowing base in Japan.

NISSIN is a non-bank financial institution specializing in providing loan products to individuals, including small business owners, sole proprietors and consumers. NISSIN distributes the following products by using a variety of channels:

Small business owner loans: Designed for small business owners. The small business owner loan is an unsecured loan that, in NISSIN’s case, requires one or more guarantees from third-party individuals with an income source separate from that of the customer. It can be used without any restrictions to repay existing loans or to obtain working capital. These loans are payable monthly in arrears at fixed interest rates.

Wide loans: Debt-consolidation loans for consumers who already have a high level of outstanding debt with several consumer finance lenders. The borrower must supply one or more guarantors with a separate income source. These loans are payable monthly in arrears at fixed interest rates.

Business Timely loans: Unsecured revolving loans designed for small business owners. Business Timely loans are marketed to more creditworthy owners of businesses and sole proprietors and do not require a guarantor. These loans are payable monthly in arrears at fixed interest rates.

Consumer loans: Unsecured revolving loans to consumers at fixed interest rates, payable monthly in arrears.

On May 6, 2004, NISSIN signed an agreement with Orient Credit Co., Ltd. to sell most of its consumer loans receivable to Orient Credit Co., Ltd. The sale was closed on June 1, 2004. The decision to make this sale was made pursuant to the basic strategy of concentrating on the markets for both small business owner loans and Wide loans. The sale amount was based on the balance of consumer loans as of May 31, 2004. The total sale price of ¥32,943 million ($303,818 thousand) for the consumer loans receivable and corresponding interest receivable was equal to the balance of these consumer loans as of May 31, 2004. As a result, the balance of consumer loans outstanding is ¥1,867 million ($17,218 thousand) as of June 31, 2004.

The consolidated financial statements include the accounts of NISSIN and its majority-owned subsidiaries (collectively, the “Company”). All significant intercompany accounts, transactions and profits and losses have been eliminated in consolidation.

The Company maintains its records in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Certain adjustments and reclassifications have been made in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory Japanese GAAP books of account.

The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate on June 30, 2004, which was ¥108.43 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, the Company does not include all of the information and footnotes required by U.S. GAAP for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim period presented have been included. The notes to the financial statements as of and for the year ended March 31, 2004 contained in NISSIN’s Annual Report on Form 20-F should be read in conjunction with these condensed consolidated financial statements.

U.S. GAAP

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are made regarding the Company’s allowance for loan losses and collections for purchased loans. Actual results could differ from those estimates, resulting in material charges to income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Interest Income from Loans Receivable and Loan Origination Costs

Interest income from loans except for purchased loans is recognized on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates are set by law at two general levels: an absolute maximum rate (legal limit) and a lower interest rate based on the principal amount of the loan (restricted rate). The Company may charge interest rates in excess of the restricted rate as long as it meets specified requirements. The Company’s contractual loan interest rates do not exceed the legal limit. However, the Company’s contractual loan interest rates, as is customary in the small business owner and consumer finance industry in Japan, normally exceed the restricted rate. Borrowers have a right to refuse to pay interest in excess of the restricted rate, and the Company cannot legally require borrowers to pay the excess interest. However, once a borrower has paid interest in excess of the restricted rate, and provided the Company has complied with specified legal documentation and notification procedures, the Company has no legal or contractual obligation to refund or otherwise reimburse the excess interest payments.

The Company recognizes accrued interest income on loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected, provided there are no remaining legal obligations to refund this excess portion. Accrual of interest income is suspended when loan principal is charged off or is wholly or partially reserved. The accrued interest portion of a charged-off loan balance is deducted from the current period interest income and the principal amount is charged off against the allowance for loan losses.

The Company capitalizes direct origination costs and defers fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averages approximately forty-four months.

(b)	Loans Receivable and Allowance for Loan Losses

Loans receivable are reported at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in the Company’s loan portfolios. Increases to the allowance are made by charges to the provision for loan losses. Recoveries of previously charged-off amounts are deducted against the provision for loan losses. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment rates, bankruptcy cases, and historical loss experience. Restructured loans include any loans which are restructured for interest, principal or term. Allowances for restructured loans are based on collection history or legal classification of the borrowers.

The Company’s policy is generally to charge off loan balances and cease accrual of interest as follows:

Small business owner loans and Wide loans: Loan balances are charged off when the Company believes the likelihood of any future collection is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. In the case that loans are restructured, the Company charges off the amount of the recorded loan balance less the restructured loan balance. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

Business Timely loans and Consumer loans: Loan balances are charged off and interest accrual is terminated when a loan’s contractual payment becomes 67 days delinquent or upon other events such as bankruptcy of the borrower.

U.S. GAAP

Secured loans: Loan balances are charged off when the Company believes the likelihood of any future collection is minimal. The Company considers the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

(c)	Purchased Loans Receivable and Revenue Recognition

Purchased loans represent loans purchased from third party originators and are reported at purchased cost less an allowance for estimated loan losses. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, the Company initially recognizes revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If the Company determines that it cannot recover its cost, an allowance for the expected uncollectible portion is established. The loan is written off once the Company deems the loan uncollectible.

However, for those purchased loans for which the Company can reasonably estimate the expected timing and amount of cash flows, the Company uses those expected future cash flows to record the loans receivable and amortize the implied interest into revenue using the level yield method. If the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans, the difference is recorded as an allowance for the uncollectible portion. As of March 31, 2004 and June 30, 2004, ¥846 million and ¥920 million ($8,485 thousand) in book value of loans was accounted for under the level yield method, respectively.

(d)	Guarantees

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which clarifies the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies,” relating to a guarantor’s accounting for and disclosure of certain guarantees issued. FIN No. 45 requires enhanced disclosures for certain guarantees. It also requires certain guarantees that are issued or modified after December 31, 2002, including certain third-party guarantees, to be initially recorded on the balance sheet at fair value. The Company recognized reserves for guarantee losses of ¥108 million and ¥140 million ($1,291 thousand) at March 31, 2004 and June 30, 2004, respectively.

Additionally, in the normal course of its business, the Company may guarantee or indemnify directors and service providers against litigation or claims. These claims are expected to be fully covered by company insurance policies.

(e)	Treasury Stock

Treasury stock is recorded at the Company’s cost basis. Pursuant to its Articles of Incorporation, the Company may purchase treasury stock with the board of directors’ approval, and can retire treasury stock by reducing retained earnings or paid-in capital.

(f)	Net Income Per Share (“EPS”)

Basic EPS is computed based on the average number of shares of common stock outstanding during each period and diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

NISSIN completed a two-for-one stock split on each of May 20, 2003 and May 20, 2004. All share information disclosed has been retrospectively adjusted to reflect such stock splits.

U.S. GAAP

3.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 clarifies under what circumstances a contract within an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003, and did not have any impact on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For certain financial instruments, the classification and measurement provisions of SFAS No. 150 have been deferred indefinitely. The adoption of SFAS No. 150 did not have any impact on the Company’s consolidated financial statements.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No.51,” which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” More specifically, FIN No. 46 explains how to identify variable interest entities (“VIE”) and how to determine whether or not those entities should be consolidated. FIN No. 46 requires the primary beneficiaries of VIEs to consolidate the VIEs if they are subject to a majority of the risk of loss or are entitled to receive a majority of the residual returns. FIN No. 46 also requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make certain disclosures. In December 2003, the FASB issued a revision of FIN No. 46, which superseded the original guidance and revised various aspects of the original guidance, including effective dates. Under the revised guidance, FIN No. 46 remains effective upon its issuance for interests in VIEs acquired after January 31, 2003. For interests in VIEs acquired before February 1, 2003, the revised FIN No. 46 effective date was delayed to March 31, 2004, with the exception of special-purpose entities, for which the effective date was December 31, 2003. The adoption of FIN No. 46 did not have any impact on the Company’s consolidated financial statements.

In December 2003, the Accounting Standards Executive Committee issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Company is currently assessing the impact of this statement on the Company’s consolidated financial statements but does not expect the adoption of this statement to have a significant impact.

At its November 2003 meeting, the Emerging Issues Task Force (“EITF”) reached a consensus on disclosure guidance previously discussed under EITF 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The consensus provided for certain disclosure requirements that were effective for fiscal years ending after December 15, 2003. The Company adopted the disclosure requirements during the fiscal year ended March 31, 2004.

At its March 2004 meeting, the EITF reached a consensus on recognition and measurement guidance previously discussed under EITF 03-01. The consensus clarifies the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method or the equity method. The recognition and measurement guidance for which the consensus was reached in the March 2004 meeting is to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The adoption of EITF 03-01 did not have any impact on the Company’s consolidated financial statements.

U.S. GAAP

4.	LOANS RECEIVABLE

The following is a summary of loans outstanding as of March 31, 2004 and June 30, 2004:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2004	June 30, 2004	Change	June 30, 2004

Small business owner loans	¥57,168	¥56,235	¥(933)	$518,630
Wide loans	57,460	54,865	(2,595)	505,995
Business Timely loans	18,659	18,763	104	173,043
Consumer loans	35,604	1,867	(33,737)	17,218
Secured and other loans	10,576	5,156	(5,420)	47,551

Total loans outstanding	179,467	136,886	(42,581)	1,262,437
Allowance for loan losses	(13,528)	(9,820)	(3,708)	(90,565)
Deferred origination costs	951	886	(65)	8,170

Loans receivable, net	¥166,890	¥127,952	¥(38,938)	$1,180,042

5.	ALLOWANCE FOR LOAN LOSSES

The following is a summary of changes in the allowance for loan losses for the three months ended June 30, 2003 and 2004:

				Thousands of
	Millions of Yen			U.S. Dollars
	Three Months Ended June 30,			Three Months Ended
	2003	2004	Change	June 30, 2004

Balance at beginning of period	¥11,827	¥13,528	¥1,701	$124,763
Provision for loans receivable sold	—	(3,327)	(3,327)	(30,683)
Provision for loan losses	3,655	1,943	(1,712)	17,919
Charge-offs, net of recoveries	(3,030)	(2,324)	706	(21,434)

Balance at end of period	¥12,452	¥9,820	¥(2,632)	$90,565

6.	INTEREST INCOME

The following is a summary of interest income from loans receivable for the three months ended June 30, 2003 and 2004:

				Thousands of U.S.
	Millions of Yen			Dollars
	Three Months Ended June 30,			Three Months Ended
	2003	2004	Change	June 30, 2004

Small business owner loans	¥2,884	¥2,724	¥(160)	$25,122
Wide loans	3,414	2,811	(603)	25,925
Business Timely loans	1,122	1,198	76	11,049
Consumer loans	2,571	1,511	(1,060)	13,935
Secured and other loans	47	269	222	2,481

Total interest revenue from loans receivable	10,038	8,513	(1,525)	78,512
Less: Amortization of loan origination costs	(195)	(202)	(7)	(1,863)
Purchased loans and other	395	659	264	6,078

Total interest income	¥10,238	¥8,970	¥(1,268)	$82,727

U.S. GAAP

7.	PURCHASED LOANS RECEIVABLE

Nissin Servicer Co., Ltd. mainly purchases distressed loans from financial institutions and services these loans. The total contracted amounts outstanding for these distressed loans are ¥856,939 million and ¥847,513 million ($7,816,222 thousand) as of March 31, 2004 and June 30, 2004, respectively.

The following is a summary of purchased loans receivable as of March 31, 2004 and June 30, 2004:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2004	June 30, 2004	Change	June 30, 2004

Purchased loans outstanding	¥5,059	¥4,814	¥(245)	$44,397
Allowance for loan losses	(717)	(892)	(175)	(8,226)

Purchased loans receivable, net	¥4,342	¥3,922	¥(420)	$36,171

The following is summary information with respect to purchased loans receivable for the three months ended June 30, 2003 and 2004:

				Thousands of
	Millions of Yen			U.S. Dollars
	Three Months Ended June 30,			Three Months Ended
	2003	2004	Change	June 30, 2004

Purchased loans receivable:
Balance at beginning of period	¥3,078	¥5,059	¥1,981	$46,657
Purchased during period	687	266	(421)	2,453
Principal collection	(471)	(493)	(22)	(4,547)
Charge-offs	(2)	(18)	(16)	(166)

Balance at end of period	3,292	4,814	1,522	44,397
Allowance for loan losses:
Balance at beginning of period	132	717	585	6,612
Provision for loan losses	63	193	130	1,780
Charge-offs	(2)	(18)	(16)	(166)

Balance at end of period	193	892	699	8,226

Purchased loans receivable, net	¥3,099	¥3,922	¥823	$36,171

In addition, interest income from purchased loans receivable for the three months ended June 30, 2003 and 2004 is ¥395 million and ¥652 million ($6,013 thousand), respectively.

8.	SHORT-TERM AND LONG-TERM BORROWINGS

Short-term borrowings as of March 31, 2004 and June 30, 2004 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	March 31, 2003	June 30, 2004	June 30, 2004

Bank loans	¥2,100	¥3,400	$31,357
Commercial paper	3,200	2,600	23,979
Rediscounted notes	263	119	1,097

Total short-term borrowings	¥5,563	¥6,119	$56,433

Interest rates on bank loans as of March 31, 2004 and June 30, 2004 are fixed under contracts ranging from 1.971% to 2.250% and from 0.964% to 2.375%, with the weighted average interest rates of these bank loans being 1.985% and 1.480%, respectively. Interest rates on commercial paper as of March 31, 2004 and June 30, 2004 range from 0.300% to 1.000% and from 0.300% to 0.600%, respectively.

U.S. GAAP

The weighted average interest rates of the commercial paper as of March 31, 2004 and June 30, 2004 are 0.784% and 0.568%, respectively. Interest rates on all rediscounted notes as of March 31, 2004 and June 30, 2004 are 2.370%. All short-term borrowings have terms ranging from approximately 1 month to 12 months and are usually renewed at maturity subject to renegotiation of interest rates and other factors.

Long-term borrowings as of March 31, 2004 and June 30, 2004 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	March 31, 2004	June 30, 2004	June 30, 2004

3.00% unsecured bonds, due April 20, 2004	¥10,000	¥—	$—
2.45% unsecured bonds, due March 28, 2005	10,000	10,000	92,225
2.30% unsecured bonds with warrants, due April 20, 2004 (A)	1,500	—	—
2.35% unsecured bonds, due November 1, 2005	5,000	5,000	46,113
1.90% unsecured bonds, due July 31, 2006	500	500	4,611
0.75% unsecured bonds, due September 19, 2008	270	270	2,491
0.64% unsecured bonds, due March 26, 2007	500	500	4,611
1.70% unsecured convertible bonds, due September 29, 2006 (B)	10,000	10,000	92,225

Total bonds	37,770	26,270	242,276
Loans from banks and other financial institutions	104,807	94,910	875,311

Total long-term borrowings	¥142,577	¥121,180	$1,117,587

(A)	Under NISSIN’s incentive warrant plan and as a part of NISSIN’s normal funding activity, on April 20, 2001, NISSIN issued ¥1.5 billion of 2.3% unsecured bonds with detachable warrants to purchase approximately 5,194 thousand shares of common stock at an exercise price of ¥288.80 ($2.66) per share. These warrants were immediately repurchased at their deemed fair value in order to be granted as compensation to directors and selected employees of NISSIN. The issuance price of the bond was ¥1,088,000 per ¥1,000,000, of which ¥88,000 was attributable to the fair value of warrants. The exercise period of the warrant was from July 2, 2001 through April 19, 2004. The bond matured on April 20, 2004.

(B)	On September 13, 2001, NISSIN issued ¥10 billion of 1.7% unsecured convertible bonds issued at par and redeemable on September 29, 2006. The conversion price is ¥392.50 ($3.62) per share of common stock.

As of March 31, 2004 and June 30, 2004, the weighted average rates of loans from banks and other financial institutions are 2.254% and 2.348%, respectively.

During the year ended March 31, 2004 and the three months ended June 30, 2004, NISSIN entrusted certain loans outstanding to a trust bank. In order to raise funds, NISSIN sold its senior beneficiary interest in these loans outstanding in trust to a third party. These transactions constitute a legal sale under Japanese law. Since NISSIN reserves an option to repurchase the senior beneficiary interest, NISSIN does not recognize the extinguishment of the aforementioned interest in the financial statements herein, and the funds are recognized as long-term liability related interest. As of March 31, 2004 and June 30, 2004, entrusted loans outstanding included in loans receivable are ¥9,594 million and ¥7,920 million ($73,043 thousand), respectively. The related long-term liability recorded in loans from banks and other financial institutions are ¥6,466 million and ¥4,801 million ($44,277 thousand), respectively.

9.	CUMULATIVE OTHER COMPREHENSIVE INCOME

Comprehensive income is ¥1,702 million and ¥8,034 million ($74,094 thousand) for the three months ended June 30, 2003 and 2004, respectively. The components of other comprehensive income are as follows:

			Thousands of U.S.
	Millions of Yen		Dollars
	Three Months Ended June 30,		Three Months Ended
	2003	2004	June 30, 2004

Change in unrealized losses on cash flow hedging instruments	¥—	¥—	$—
Change in net unrealized gain on investment securities	246	4,649	42,876

Total other comprehensive income	¥246	¥4,649	$42,876

U.S. GAAP

10.	COMMITMENTS AND CONTINGENCIES

Under the terms and conditions of the Company’s credit line agreements, the Company may, but is not committed to, lend funds to Business Timely, consumer and other loan customers. The Company reviews credit lines and related funding needs based on account usage and customer creditworthiness. The Company’s unfunded credit lines as of March 31, 2004 and June 30, 2004 are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	March 31, 2004	June 30, 2004	June 30, 2004

Unfunded credit lines with loans outstanding	¥6,977	¥3,781	$34,870
Unfunded credit lines without loans outstanding	34,624	39,961	368,542

Total unfunded credit lines	¥41,601	¥43,742	$403,412

The Company is involved in legal proceedings and claims in the ordinary course of its business. In the opinion of management, none of these proceedings and claims is expected to materially impact the Company’s financial position or results of operations.

As discussed in the summary of significant accounting policies, the Company, as is customary in the small business owner and consumer finance industry in Japan, normally charges interest rates in excess of the restricted rate. In most cases, where the contractual interest rate exceeds the restricted rate, borrowers have a right to refuse to pay the excess interest. Accordingly, the Company does not accrue unpaid excess interest. Once a borrower has paid the excess interest, the borrower does not have a legal right to obtain a refund of the amounts paid, provided the appropriate documentation and notification requirements have been met. Borrowers, however, occasionally dispute payments of excess interest. The Company has negotiated refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. During the three months ended June 30, 2003 and 2004, ¥27 million and ¥52 million ($480 thousand) in interest income was refunded to borrowers, respectively.

Pursuant to an agreement with Sanyo Club Co., Ltd., in exchange for guaranteeing 40% of the outstanding balance of specified borrowings, NISSIN receives 40% of the interest income from the total borrowings and pays 40% of the related administration expenses and other incurred by Sanyo Club Co., Ltd. NISSIN is required to pay out on its guarantees for 40% of the outstanding loan balance of specified borrowings for which payments are 120 days or more delinquent. Under the loan agreement, borrowers are not required to have a guarantor or to provide collateral.

NISSIN guarantees borrowings by customers of Shinsei Business Finance Co., Ltd. (“SBF”), an affiliate 25% owned by NISSIN, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that SBF sells:

3S loans: NISSIN guarantees 100% of borrowings by customers for 3S loans and receives a guarantee fee at the borrowing contract rate less 4%. NISSIN is required to perform as a guarantor for the loans for which payments are 14 days or more delinquent. 3S loans are unsecured loans that require one or more guarantees from third party individuals with an income source separate from the customer, and is designed for small or middle size corporations.

Business loans: NISSIN guarantees 10% of borrowings by customers for Business loans and receives 10% of the interest received from the total borrowings. NISSIN is required to perform as a guarantor for the loans for which payments are 90 days or more delinquent. Business loans are unsecured loans designed for small or middle size corporations.

In addition, NIS Lease Co., Ltd., a consolidated subsidiary, guarantees accounts receivable of certain borrowers for a fee.

The Company maintains reserves for all estimated guarantee losses in its other liabilities.

U.S. GAAP

As of March 31, 2004 and June 30, 2004, NISSIN guaranteed borrowings, guaranteed accounts receivable and reserve for guarantee losses are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	March 31, 2004	June 30, 2004	June 30, 2004

Guaranteed borrowings	¥3,616	¥4,481	$41,326
Guaranteed accounts receivable	3	34	314
Reserve for guarantee losses	108	140	1,291

During the three months ended June 30, 2003 and 2004, NISSIN paid the related administration expenses and other, as discussed above, and received guarantee fees as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	Three Months Ended June 30,		Three Months Ended
	2003	2004	June 30, 2004

Guarantee fees received	¥63	¥157	$1,448
Administration expenses and other paid	(20)	(47)	(434)

Net guarantee fees received	¥43	¥110	$1,014

During the three months ended June 30, 2003 and 2004, as a result of contractual commitments, NISSIN paid ¥2 million and ¥42 million ($387 thousand) as a guarantor for the borrowings, respectively.

Other than the above, as of June 30, 2004, NISSIN was liable as a guarantor for bank loans of ¥1,700 million ($15,678 thousand) borrowed by Shinsei Business Finance Co., Ltd. and, during the three months ended June 30, 2004, NISSIN received guarantee fees of ¥5 million ($46 thousand) from Shinsei Business Finance Co., Ltd., which is equivalent to an annual interest rate of 1.5%.

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities during the three months ended June 30, 2003 and 2004 are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	Three Months Ended June 30,		Three Months Ended
	2003	2004	June 30, 2004

Property and equipment obtained under capital leases	¥267	¥629	$5,801

12.	SEGMENT INFORMATION

The Company has historically operated as a single segment for financial reporting purposes, consisting of small business owner and other related ordinary loans to individuals. This segment is comprised of integrated financial services and includes provision of small business owner, Wide, Business Timely, consumer, secured and other loans. On July 11, 2001, the Company established Nissin Servicer Co., Ltd. mainly to acquire and service non-performing debts from banks and the financial institutions in Japan. Nissin Servicer is being operated as separate segment and is now being reported as a separate segment for financial reporting purposes. Other segments are insignificant and are included in the integrated financial services segment for financial reporting purposes. All operating activities are currently conducted exclusively in Japan. Selected information for our segments is as follows:

U.S. GAAP

	Millions of Yen
	Integrated Financial
	Services	Loan Servicing	Total

Three months ended June 30, 2003
Interest income	¥9,843	¥395	¥10,238
Interest expense	956	18	974
Provision for loan losses	3,655	63	3,718
Net income	1,371	85	1,456

Three months ended June 30, 2004
Interest income	8,318	652	8,970
Interest expense	827	26	853
Provision for loan losses	1,943	193	2,136
Net income	3,275	110	3,385

	Thousands of U.S. Dollars
	Integrated Financial
	Services	Loan Servicing	Total

Three months ended June 30, 2004
Interest income	$76,714	$6,013	$82,727
Interest expense	7,627	240	7,867
Provision for loan losses	17,919	1,780	19,699
Net income	30,204	1,014	31,218

13.	SUBSEQUENT EVENT

None